SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2004, OR

\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO
     ---------------


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble International Stock Ownership Plan, P&G AG, 1 Rue du Pre De La Bichette, P.O. Box 2696, 1211 Geneva 2, Switzerland.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)

     PROCTER & GAMBLE
     INTERNATIONAL STOCK
     OWNERSHIP PLAN

     Financial Statements as of June 30, 2004 and 2003, and for the Years Ended
     June 30, 2004, 2003, and 2002, and
     Report of Independent Registered Public
     Accounting Firm

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                           PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     June 30, 2004 and 2003                                                  2

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended June 30, 2004, 2003 and 2002                        3

   Notes to Financial Statements                                            4-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Procter & Gamble Company
Cincinnati, Ohio:

We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble International Stock Ownership Plan (the "Plan") as of June 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2004 and 2003, and the changes in net assets available for benefits for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.




/S/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP
Cincinnati, OH
September 22, 2004

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PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2004 AND 2003
--------------------------------------------------------------------------------

                                                          2004           2003
ASSETS:
  Investments, at fair value:
    Cash                                             $      8,414   $     11,627
    The Procter & Gamble Company common stock         463,388,635    372,541,973
    The J.M. Smucker Company common stock               2,354,830      2,477,933
                                                     ------------   ------------
           Total investments                          465,751,879    375,031,533
                                                     ------------   ------------
  Receivables:
    Participant contributions                           3,712,498      2,468,535
    Employer contributions                              1,625,914        984,790
                                                     ------------   ------------
           Total receivables                            5,338,412      3,453,325
                                                     ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                    $471,090,291   $378,484,858
                                                     ============   ============

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2004, 2003 AND 2002
------------------------------------------------------------------------------------------------------

                                                             2004            2003             2002
ADDITIONS:
  Contributions:
    Participant contributions                          $  41,511,924   $  36,602,986    $  36,408,017
    Employer contributions                                15,372,231      13,464,567       12,562,875
                                                       -------------   -------------    -------------
            Total contributions                           56,884,155      50,067,553       48,970,892
                                                       -------------   -------------    -------------
  Investment income (loss):
    Net appreciation (depreciation) in fair value of
      investments                                         78,758,756      (4,390,781)     103,807,889
    Dividends                                              6,509,566       5,603,887        5,212,398
                                                       -------------   -------------    -------------
           Net investment income                          85,268,322       1,213,106      109,020,287
                                                       -------------   -------------    -------------
  Proceeds from class action lawsuit                                         158,199
  The J.M. Smucker Company common stock received                                            2,548,549
                                                       -------------   -------------    -------------
          Total additions                                142,152,477      51,438,858      160,539,728

DEDUCTION--
  Benefits paid to participants                           49,547,044      47,413,115       57,615,129
                                                       -------------   -------------    -------------
INCREASE IN NET ASSETS                                    92,605,433       4,025,743      102,924,599

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                      378,484,858     374,459,115      271,534,516
                                                       -------------   -------------    -------------
  End of year                                          $ 471,090,291   $ 378,484,858    $ 374,459,115
                                                       =============   =============    =============

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2003, AND 2002
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the Procter & Gamble International Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document and their country's Plan Supplement for more complete information.

      GENERAL--The Plan is a defined contribution plan established in June of 1992 covering substantially all full-time international employees of The Procter & Gamble Company (the "Company") and certain of its subsidiaries who have one year of service. The Board of Directors of the Company control and manage the operation and administration of the Plan. The Banque Internationale a Luxembourg serves as the trustee of the Plan. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), nor is it subject to U.S. income taxation.

      CONTRIBUTIONS--Each year, participants may contribute up to 15 percent of their base compensation, as defined in the Plan. The Company contributes 50 percent of the first five percent of the base compensation that a participant contributes to the Plan. However, participants in their initial year of eligibility receive a 100% Company contribution, up to one percent of the base compensation that the participant contributes to the Plan. Participants may also contribute a "Special Additional Deposit" as a lump sum payment once per month.

      PARTICIPANT ACCOUNTS--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, allocations of Company discretionary contributions, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      INVESTMENTS--Participants are only permitted to invest in the Company's common stock. All employee and Company contributions are converted into U.S. dollars and then invested in shares of the Company's common stock on the 18th day of each month (or the first business day immediately following the 18th). Sales of the Company's common stock occur once per week and are subsequently converted into the applicable local currencies, where required, for payment to employees. Any dividends on shares of the Company's common stock are invested in additional shares of the Company's common stock.

      VESTING--Participants are fully vested in all shares of Company common stock credited to their accounts under the Plan, except for Switzerland and Saudi Arabia, which are credited in accordance with their respective Plan Supplement.

      PAYMENT OF BENEFITS--Participants may withdraw any portion of their contributions made in excess of 5% of their base compensation at any time during the year, with only two withdrawals permitted per year. Contributions made up to 5% of base compensation and Company matches are available to be withdrawn without penalty five years after the end of the plan year in which the contributions are made. If a participant withdraws these funds prior to the completion of five years, the Company will suspend matching of employee contributions for one year.

      THE J.M. SMUCKER COMPANY COMMON STOCK--In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company's shareholders and subsequently merged into the J.M. Smucker Company ("Smucker"). As a result of the spin-off, participants holding Company common stock received one share of Smucker stock for each fifty shares of Company common stock. The cost basis of Company common stock prior to the Smucker spin-off was allocated between Company common stock held and the Smucker common stock received. Participants are not permitted to purchase additional shares of Smucker stock.

      STOCK SPLIT--In March 2004, the Company's Board of Directors approved a two-for-one stock split effective for common shareholders of record as of May 21, 2004. The notes to the financial statements have been restated to reflect the stock split for all periods presented.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in Company and Smucker common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments in Company and Smucker common stock are stated at fair value. Quoted market prices are used to value these investments.

      Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      CASH--Amounts shown as cash are uninvested funds held by the Trustee that are to be invested in Company common stock in the following month.

      ADMINISTRATIVE EXPENSES--Administrative expenses (i.e. investment management and record keeping expenses) of the Plan are paid by the Plan Sponsor as provided in the Plan Document. Brokerage commissions are paid by the participant, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participant.

      PAYMENT OF BENEFITS--Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were approximately $1,441,000 and $2,098,000 at June 30, 2004 and 2003, respectively.

3.    INVESTMENTS

      The Plan's investment in Company common stock, which represented more than five percent of the Plan's net assets available for benefits at June 30, 2004 and 2003, is as follows:

                                   2004                2003

         Number of shares        8,511,915           8,354,832
         Market value         $463,388,635        $372,541,973
         Cost                 $272,122,892        $288,834,969

      The Plan's investment in Smucker common stock at June 30, 2004 and 2003, is as follows:

                                   2004              2003

         Number of shares          51,118            62,119
         Market value         $ 2,354,830        $2,477,933
         Cost                 $ 1,087,147        $1,507,439


      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended June 30:

                                         2004           2003            2002
      The Procter & Gamble Company
        common stock                $ 78,385,449    $(4,790,815)   $103,577,463
      The J. M. Smucker Company
           common stock                  373,307        400,034         230,426
                                    ------------    -----------    ------------
      Total                         $ 78,758,756    $(4,390,781)   $103,807,889
                                    ============    ===========    ============

4.    RELATED-PARTY TRANSACTIONS

      At June 30, 2004 and 2003, the Plan held 8,511,915 and 8,354,832 shares, respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of $272,122,892 and $288,834,969, respectively. During the years ended June 30, 2004, 2003 and 2002, the Plan recorded dividend income from The Procter & Gamble Company common stock of $6,465,954, $5,556,176, and $5,212,398, respectively.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

6.    FEDERAL INCOME TAX STATUS

      The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to
      Section 4(b)(4) thereof. The Company believes that the Trustee should be viewed as a direct custodian, and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of Company common stock held for their account under the Plan.

      Plan management believes that the participating employees should be treated as the beneficial owners of the shares of Company common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Company with respect to these shares.

7.    CLASS ACTION LAWSUIT

      During March of 2000, a class action lawsuit was filed against The Procter & Gamble Company by shareholders of common stock. The class was certified on October 29, 2001 by the United States District Court for the Southern District of Ohio, Western Division (the "Court"), and a settlement of $49,000,000 was approved. The Plan joined the class of plaintiffs on March 25, 2002. During 2003, the Plan received settlement proceeds of $158,199, which were allocated to qualified participant accounts as of June 30, 2003.

                                      ****

THE PLAN. Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Luxembourg, Luxembourg, on September _____, 2004.


PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

By:  BANQUE INTERNATIONALE A LUXEMBOURG, TRUSTEE


     By:  /S/ PHILIPPE MEYERS
          -----------------------------
          Philippe Meyers
          Fonde de Pouvoir Principal
          Trustee


     By:  /S/ PHILIPPE GILTAIRE
          -----------------------------
          Philippe Giltaire
          Fonde de Pouvoir
          Trustee